UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the Month of September, 2006


                              KOOR INDUSTRIES LTD.
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                 (Translation of registrant's name into English)


           14 Hamelacha Street, Park Afek, Rosh Ha'Ayin, 48091, Israel
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                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                /s/    Shlomo Heller
                                --------------------------------------------
                                By:    Shlomo Heller
                                Title: General Counsel and Corporate Secretary




Dated:  September 18, 2006


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DESCRIPTION                                                          EXHIBIT

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   A.  Press Release, dated September 14, 2006, titled "Koor            99-1
       Industries Board of Directors' Decision Regarding
       Tender Offer"

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